[redacted]

SECURI 08032651 ON

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SEC Mail Processing Section
AUG 27 2008
Washington, DC
103

# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53495 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILVERWOOD PARTNERS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Silverwood Farm Place, 32 Pleasant Street
(No. and Street)

Sherborn, MA 01770
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Hodson-Walker
508-651-2194 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Forman, Itzkowitz, Berenson & LaGreca, P.C.
(Name – *if individual, state last, first, middle name*)

404 Wyman Street, Suite 275, Waltham, MA 02451
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jonathan Hodson-Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silverwood Partners LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of MA
County of Middlesex

Sworn to and subscribed before me on the 28th day of August, 2008

Notary Public's Signature
My Commission Expires 7/24/09

Notary Public

Jonathan Hodson-Walker
Signature

MANAGING PARTNER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SILVERWOOD PARTNERS, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2007 AND 2006

## CONTENTS

FORMAN, ITZKOWITZ, BERENSON & LAGRECA, P.C.
CPAs and Business Advisors

# INDEPENDENT AUDITORS' REPORT

To the Members
Silverwood Partners, LLC
Sherborn, Massachusetts

We have audited the accompanying statements of financial condition of Silverwood Partners, LLC as of December 31, 2007 and 2006, and the related statements of income and members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silverwood Partners, LLC at December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I - computation of net capital for brokers and dealers pursuant to rule 15c3-1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The accompanying supplemental Schedule II - operating expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Forman, Itzkowitz, Berenson + LaGreca, P.C.

January 28, 2008

404 Wyman Street, Suite 275, Waltham, MA 02451-1264
Tel: (781) 487-9200 • Fax: (781) 487-9204 • www.fibl.com

SILVERWOOD PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash and cash equilvalents | $ | 509,222 | $ | 323,701 |
| Accounts receivable | | 35,000 | | 5,000 |
| Prepaid expenses | | - | | 8,850 |
| Total Current Assets | | 544,222 | | 337,551 |
| Property and Equipment | | 26,739 | | 36,443 |
| | $ | 570,961 | $ | 373,994 |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable and accrued expenses | $ | 13,802 | $ | 6,528 |
| Members' Equity | | 557,159 | | 367,466 |
| | $ | 570,961 | $ | 373,994 |

The accompanying notes are an integral part of these financial statements.

# SILVERWOOD PARTNERS, LLC

## STATEMENTS OF INCOME AND MEMBERS' EQUITY

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| Revenues: | | | | |
| Investment banking services | $ 2,424,590 | 98.0 % | $ 880,537 | 87.3 % |
| Consulting income | 48,250 | 2.0 | 128,250 | 12.7 |
| | 2,472,840 | 100.0 | 1,008,787 | 100.0 |
| Operating Expenses | 1,173,614 | 47.5 | 778,660 | 77.2 |
| Income from Operations | 1,299,226 | 52.5 | 230,127 | 22.8 |
| Other Income: | | | | |
| Miscellaneous income | 35,494 | 1.4 | - | - |
| Interest income | 11,236 | 0.5 | 15,566 | 1.6 |
| | 46,730 | 1.9 | 15,566 | 1.6 |
| Net Income | 1,345,956 | 54.4 % | 245,693 | 24.4 % |
| Members' Equity, Beginning | 367,466 | | 280,773 | |
| | 1,713,422 | | 526,466 | |
| Withdrawals | 1,156,263 | | 159,000 | |
| Members' Equity, Ending | $ 557,159 | | $ 367,466 | |

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC

STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Cash Flows from Operating Activities: | | |
| Cash received from customers | $ 2,442,840 | $ 1,003,787 |
| Cash paid to vendors, employees and related employee expenses | (1,147,786) | (802,595) |
| Miscellaneous income | 35,494 | - |
| Interest income | 11,236 | 15,566 |
| Net Cash Provided by Operating Activities | 1,341,784 | 216,758 |
| Cash Flows from Investing Activities: | | |
| Acquisition of equipment | - | (15,999) |
| Cash Flows from Financing Activities: | | |
| Member withdrawals | (1,156,263) | (159,000) |
| Net Increase in Cash and Cash Equivalents | 185,521 | 41,759 |
| Cash and Cash Equivalents, Beginning | 323,701 | 281,942 |
| Cash and Cash Equivalents, Ending | $ 509,222 | $ 323,701 |

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC

STATEMENTS OF CASH FLOWS (Continued)

Reconciliation of Net Income to Net Cash Provided by Operating Activities:

| | Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Net Income | $ 1,345,956 | $ 245,693 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | | |
| Depreciation | 9,704 | 7,983 |
| Increase in accounts receivable | (30,000) | (5,000) |
| (Increase) decrease in prepaid expenses | 8,850 | (8,850) |
| Increase (decrease) in accounts payable | 7,274 | (23,068) |
| Total Adjustments | (4,172) | (28,935) |
| Net Cash Provided by Operating Activities | $ 1,341,784 | $ 216,758 |

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of Operations

Silverwood Partners, LLC, located in Sherborn, Massachusetts, provides investment banking services to both public and privately held companies located throughout the United States. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Note 2 - Summary of Significant Accounting Policies

(a) Accounts Receivable

Trade receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectibility and are charged to bad debt expense when such receivables are deemed to be uncollectible. The Company has not set up an allowance account as there have been no bad debts.

(b) Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets. The Company's capitalization policy is to generally capitalize all equipment with a cost in excess of $2,000. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

(c) Use of Estimates and Assumptions in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Income Taxes

The income from the Limited Liability Company (LLC) is included in the income tax returns of the individual members. Consequently, no provision is made for income taxes in the financial statements of the Company.

Note 2 - Summary of Significant Accounting Policies (Continued)

(e) Revenue Recognition

Investment banking revenues include fees net of unreimbursed expenses arising from securities placement transactions in which the company acts as an advisor or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring services. These fees are recorded at the time a transaction is completed and the income is reasonably determinable. Obligations relating to these transactions are expensed as incurred.

Consulting fees are invoiced and recognized, per the terms of the underlying contract, on an hourly basis as the services are performed.

(f) Advertising Costs

The Company charges to operations all advertising costs at the time the obligation is incurred. Included in operating expenses are advertising costs of $33,726 in 2007 and $19,923 in 2006.

(g) Cash Equivalents

The Company considers amounts invested in money market mutual funds to be cash equivalents.

Note 3 - Property and Equipment

Property and equipment consist of the following:

| | 2007 | 2006 |
|---|---|---|
| Equipment | $ 24,733 | $ 24,733 |
| Furniture and fixtures | 35,981 | 35,981 |
| | 60,714 | 60,714 |
| Less accumulated depreciation | 33,975 | 24,271 |
| | $ 26,739 | $ 36,443 |

Depreciation expense was $9,704 in 2007 and $7,983 in 2006.

Note 4 - Lease Commitments

The Company leases its premises from the majority member of the limited liability company. The lease is for ten years expiring in June 2013. Rent expense under this lease amounted to $106,200 in 2007 and 2006.

The lease provides for monthly payments of the lesser of $8,000 or 5% of the revenue recognized for the prior month. The Company may, at its discretion, pay an amount greater than 5% of the revenue recognized for the prior month provided such payment does not exceed $8,000. The lease also provides for the option of making additional payments, in excess of the monthly rent, to make up for prior period rent not equal to the maximum monthly payment. The lease also provides for the Company to pay additional amounts for real estate taxes and other operating expenses.

Projected future minimum rentals under the non-cancellable lease as of December 31, 2007 are as follows:

| | |
|---|---|
| 2008 | $ 96,000 |
| 2009 | 96,000 |
| 2010 | 96,000 |
| 2011 | 96,000 |
| 2012 | 96,000 |
| Thereafter | 48,000 |
| | $ 528,000 |

Note 5 - Retirement Plan

The Company has adopted a defined contribution retirement plan covering substantially all employees. Contributions to the plan are based on employees annual compensation. The plan includes a section 401(k) salary deferral provision which allows employees to contribute to their individual accounts to the extent provided by law. The Company must make safe harbor matching contributions on employees deferrals at 100% of the first 3% of included compensation and 50% of the next 2% of included compensation. These contributions totaled $25,183 in 2007 and $19,985 in 2006. The Company can also make discretionary contributions to the plan. There were discretionary contributions to the plan of $51,017 in 2007 and $0 in 2006.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the Company maintain net capital equal to the greater of either $5,000, or 1/15 of the ratio of aggregate indebtedness to net capital, both as defined. The Company is required to provide reports quarterly, to the Securities and Exchange Commission verifying its compliance with Rule 15c3-1. The Company had net capital of $495,420 in 2007 and $38,472 in 2006 which was in excess of the Company's required minimum net capital by $490,420 in 2007 and $33,472 in 2006.

Note 7 - Concentrations

During the year ended December 31, 2007, approximately 85% of the Company's revenues were received from five customers. During the year ended December 31, 2006, approximately 45% of the Company's revenues were received from two customers.

Note 8 - Credit Risks

Throughout the year the Company maintains cash balances in excess of $100,000 in one financial institution. The Federal Deposit Insurance Corporation insures up to $100,000 for each depositor. Additionally, the Company maintains cash balances in a money market mutual fund which is not insured by the FDIC. The amount at risk at December 31, 2007 was approximately $445,000.

# SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Members' Equity | $ 557,159 | $ 367,466 |
| Less: | | |
| Members' equity not allowable for net capital | - | 8,850 |
| Non-allowable assets | 61,739 | 320,144 |
| Other deductions | | |
| 2% haircut on money market securities | 6,194 | - |
| Add: | | |
| Subordinated liabilities | - | - |
| Other additions | - | - |
| | $ 489,226 | $ 38,472 |
| Net Capital Requirement | $ 5,000 | $ 5,000 |
| Net Capital | 489,226 | 38,472 |
| Excess Net Capital | $ 484,226 | $ 33,472 |

No material differences exist between the computation of net capital as calculated above and the Company's computation as reported on Part IIa of the FOCUS report (unaudited).

# SILVERWOOD PARTNERS, LLC

## SCHEDULE II - OPERATING EXPENSES

| | December 31, | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| Salaries | $ 734,715 | 29.7 % | $ 390,392 | 38.7 % |
| Payroll taxes | 35,161 | 1.4 | 29,170 | 2.9 |
| Employee benefits | 92,764 | 3.8 | 32,723 | 3.2 |
| Advertising | 33,726 | 1.4 | 19,923 | 2.0 |
| Auto expense | 6,582 | 0.3 | 6,033 | 0.6 |
| Depreciation | 9,704 | 0.4 | 7,983 | 0.8 |
| Dues and subscriptions | 2,905 | 0.1 | 3,727 | 0.4 |
| Insurance | 4,741 | 0.2 | 2,598 | 0.3 |
| Internet | 1,393 | 0.1 | 2,478 | 0.2 |
| Licenses and permits | 5,956 | 0.2 | 6,222 | 0.6 |
| Meals and entertainment | 12,853 | 0.5 | 12,343 | 1.2 |
| Office expense and supplies | 16,081 | 0.7 | 27,807 | 2.8 |
| Outside services | 2,721 | 0.1 | 5,647 | 0.6 |
| Postage and delivery | 1,028 | 0.0 | 1,153 | 0.1 |
| Professional fees | 17,763 | 0.7 | 56,559 | 5.6 |
| Reimbursed expenses | (5,942) | (0.2) | (14,244) | (1.4) |
| Rent | 106,200 | 4.3 | 106,200 | 10.5 |
| Repairs and maintenance | 22,579 | 0.9 | 24,045 | 2.4 |
| Telephone | 14,871 | 0.6 | 11,399 | 1.1 |
| Travel | 33,040 | 1.3 | 34,487 | 3.4 |
| Training and development | 15,210 | 0.6 | 3,088 | 0.3 |
| Utilities | 9,563 | 0.4 | 8,927 | 0.9 |
| | $ 1,173,614 | 47.5 % | $ 778,660 | 77.2 % |

FORMAN, ITZKOWITZ, BERENSON & LAGRECA, P.C.
CPAs and Business Advisors

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Silverwood Partners, LLC
Sherborn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Silverwood Partners, LLC (the Company), for the period ending December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control of the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

404 Wyman Street, Suite 275, Waltham, MA 02451-1264
Tel: (781) 487-9200 • Fax: (781) 487-9204 • www.fibl.com

procedures that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 28, 2008

END